Exhibit 99.1

Clear Blue Insurance Group Selects Sapiens ReinsurancePro

Reinsurance management software to improve efficiency, expand capabilities for complex structures’ management and better serve partners

April 28, 2021 -- Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced an agreement to deploy Sapiens ReinsurancePro by the Clear Blue Insurance Group, a property and casualty enterprise that provides commercial and personal insurance programs in partnership with general agencies and reinsurers.

As a program specialist company that provides reinsurance markets access to primary US property and casualty business, Clear Blue has many ceded reinsurance contracts. To help meet the unique needs and risk appetites of their reinsurance partners, Clear Blue has a large variety of contract provisions and parallel reinsurance programs. Clear Blue is implementing ReinsurancePro to help manage the increasing volume and complexity of its ceded reinsurance strategy.

“Sapiens’ solution stands out in the industry for its proven ability to improve efficiency while expanding our capabilities to manage for complex structures and total capacity, ,” said Peter Klope, Clear Blue COO. “This will enable Clear Blue to better serve our partners. ReinsurancePro’s strong automation and highly transparent, efficient platform will provide auditable processing, manage complex reinsurance transactions and quickly respond to new reinsurance offerings.”

Created and designed exclusively for the re-insurance market by some of the industry’s leading experts, Sapiens ReinsurancePro manages the entire range of reinsurance contracts and activities for all lines of business. Built-in automation of contracts, calculations and processes provide flexible and full financial control of the reinsurance processes, including auditing requirements and statutory compliance. More than 100 insurers worldwide use Sapiens’ reinsurance solutions.

The decision to choose a cloud-based reinsurance system was prompted by two aspects: 1) accessibility of the platform 24*7 from any place, and 2) the need for additional IT resources now available as part of Sapiens managed services package. Sapiens wide range of managed services allow insurers to focus on the main business while leveraging professional support of a team with intimate knowledge and expertise.

“Clear Blue was seeking a simple, streamlined reinsurance administration platform with a capacity for tracking policy and claims transactions, that automates complex accounting tasks and is very flexible enough to change with new terms and conditions,” said Roni Al-Dor, Sapiens president and CEO. “Sapiens powerful ReinsurancePro solution, our use of the Microsoft Azure platform and the openness of the database tables were strong deciding factors for Clear Blue. We are very pleased to empower Clear Blue in their quest for full financial control of the reinsurance processes and to enable them to meet the needs of their reinsurance partners.”

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. Sapiens offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core systems, data and digital requirements. For more information: http://www.sapiens.com.

About Clear Blue Insurance Group

The Clear Blue Insurance Group is a property and casualty insurance group providing insurance programs nationwide in partnership with MGAs / program administrators and reinsurers across the world. Clear Blue specializes in a wide variety of commercial and personal lines coverages through its admitted lines and E&S carriers. The Clear Blue group consists of four P&C insurance companies group rated A - (Excellent) by A.M. Best: Clear Blue Insurance Company, Clear Blue Specialty Insurance Company, Highlander Specialty Insurance Company, and Rock Ridge Insurance Company. www.clearblueinsurancegroup.com

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com

Investors Contact

Daphna Golden

Vice President, Head of Investor Relations, Sapiens

ir@sapiens.com

www.sapiens.com